FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: October 14, 2005	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO CLOSES $13,000,000 PRIVATE PLACEMENT

Toronto, Canada – October 14, 2005 — Banro Corporation (“Banro” or the “Company”) (AMEX – “BAA”; TSX Venture Exchange — “BAA”) is pleased to announce that it has completed its previously announced non-brokered private placement of 2,000,000 common shares of the Company (the “Shares”) at a price of Cdn$6.50 per Share for total proceeds to the Company of Cdn$13,000,000. The purchasers of the Shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

The proceeds from this financing will be used to accelerate the pace of exploration on the Company’s four wholly-owned gold projects in the Democratic Republic of the Congo (the “DRC”).

The Shares are subject to a four month “hold period” and the resale rules of applicable securities legislation.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,”“intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.